VAN ECK SECURITIES CORPORATION
(A Wholly Owned Subsidiary of
Van Eck Associates Corporation)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	871,627
Investments in marketable securities (cost $7,574,054)		7,476,732
Distribution income receivable		83,914
Commissions receivable		4,555
Due from affiliates		905,838
Prepaid expenses and other current assets		984,472
Furniture and equipment, less accumulated depreciation of $222,749		175,304
Deferred tax asset, net		4,411
Total assets	$	10,506,853
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,409,557
Due to affiliate		1,381,510
Income tax payable		206
Total liabilities		2,791,273
Stockholder's equity:		
Common stock, par value $1 per share; authorized and issued 10,000 shares		10,000
Additional paid-in capital		86,421,348
Accumulated deficit		(78,715,768)
Total stockholder's equity		7,715,580
Total liabilities and stockholder's equity	$	10,506,853

See accompanying notes to financial statements.